UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15 /A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-25958

CAPITAL FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

1 Main Street North, Minot, ND 58703; (701) 837-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
 (Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      300+

The Registrant hereby requests immediate withdrawal of its request to terminate the registration of its common shares under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission on June 25, 2013.

The Registrant believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors.  The Registrant is withdrawing the Form 15 because the Form 15 filing was erroneously made based on inaccurate assumptions.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 17, 2013	By:	/s/ John Carlson
John Carlson
President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.